Exhibit 99.1

New Gold Completes Redemption Of Its Remaining Outstanding 6.375% Senior Notes

TORONTO, May 16, 2022 /CNW/ - New Gold Inc. ("New Gold" or the "Company") (TSX: NGD) (NYSE American: NGD) announces completion of the previously announced redemption of its outstanding $100 million aggregate principal amount of its 6.375% Senior Notes due 2025 (the "2025 Notes"). The redemption of the 2025 Notes was funded with cash on hand. Following the completion of the redemption, the Company has approximately $326 million of cash1 and a strong liquidity position of approximately $702 million2.

Endnotes

1.	Based on cash and equivalents as at March 31, 2022 of $432 million less redemption principal, redemption premium, and accrued interest.
2.	Approximately $24 million of the Company's $400 million credit facility is currently used for Letters of Credit related to mine closure costs.

About New Gold
New Gold is a Canadian-focused intermediate mining company with a portfolio of two core producing assets in Canada, the Rainy River gold mine and the New Afton copper-gold mine. The Company also holds a 5% equity stake in Artemis Gold Inc., and other Canadian-focused investments. New Gold's vision is to build a leading diversified intermediate gold company based in Canada that is committed to the environment and social responsibility. For further information on the Company, visit www.newgold.com.

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SOURCE New Gold Inc.

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%CIK: 0000800166

For further information: Ankit Shah, Vice President, Strategy & Business Development, Direct: +1 (416) 324-6027, Email: ankit.shah@newgold.com; Brandon Throop, Director, Investor Relations, Direct: +1 (647) 264-5027, Email: brandon.throop@newgold.com

CO: New Gold Inc.

CNW 16:30e 16-MAY-22